PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RGM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 West 6th Street, Suite 1225
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Fowler 512.807.5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name – *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) New York (State) 10019 (Zip Code)

[redacted]

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014034

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

OATH OR AFFIRMATION

I, Scott A. Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RGM Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANITA A. AHIADORMEY
Notary Public, State of Texas
My Commission Expires
August 11, 2015

Notary Public

Signature

Chief Financial Officer & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

(For Public Inspection)

Rothstein Kass

RGM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

(For Public Inspection)

RGM SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
RGM Securities, LLC

We have audited the accompanying statement of financial condition of RGM Securities, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 22, 2012

An independent firm associated with AGN International Ltd

RGM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash and cash equivalents	$ 12,151,776
Due from brokers	17,457,153
Prepaid expenses and other assets	54,820
Other receivables	23,269
Due from related parties	51,142
Property and equipment, net	28,363
	$ 29,766,523
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 1,364,513
Accrued expenses	7,535,200
Due to broker	2,180,040
Due to related parties	1,229,774
Total liabilities	12,309,527
Member's equity	17,456,996
	$ 29,766,523

1. Nature of Business

RGM Securities, LLC, a Delaware limited liability company (the "***Company***"), is a manager-managed, limited liability company organized under the laws of the State of Delaware, and is a wholly owned subsidiary of RGM Advisors, LLC, a Delaware limited liability company (the "***Sole Member***").

The Company's principal business is to conduct proprietary trading, including market making, as a broker-dealer in equity securities transactions in the U.S. and Canada and equity options transactions in the U.S. Specifically, the Company engages in proprietary trading for its own account in equities and equity options by applying a proprietary quantitative approach to trading. The Company does not self-clear any transactions, engage in a retail brokerage business, or hold funds or securities for, or owe money or securities to, customers.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "***SEC***") and the Texas State Securities Board ("***TXSSB***") and is a member of the Securities Investor Protection Corporation ("***SIPC***"). The Company is approved as a member, participant or permit holder of the following national securities exchanges:

- BATS Exchange, Inc. ("***BZX***")
- BATS Y-Exchange, Inc. ("***BYX***")
- C2 Options Exchange, Incorporated ("***C2***")
- Chicago Board Options Exchange, Incorporated ("***CBOE***")
- Chicago Stock Exchange, Inc. ("***CHX***")
- EDGA Exchange, Inc. ("***EDGA***")
- EDGX Exchange, Inc. ("***EDGX***")
- International Securities Exchange, LLC ("***ISE***")
- NASDAQ OMX BX, Inc. ("***BX***")
- NASDAQ OMX PHLX, Inc. ("***PHLX***")
- New York Stock Exchange LLC ("***NYSE***")
- NYSE Amex LLC ("***AMEX***")
- NYSE Arca, Inc. ("***ARCA***")
- The Nasdaq Stock Market LLC ("***NASDAQ***")

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("***GAAP***").

These financial statements were approved by management and available for issuance on February 22, 2012. Subsequent events have been evaluated through this date.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. The carrying values of cash and cash equivalents approximate fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives, generally 2 to 5 years, of the assets using the straight-line method. Amortization of leasehold improvements is provided using the straight-line method over the expected lease terms.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis and unrealized gains and losses are reflected in revenues.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("***IRC***") provides that any income or loss is passed through to the Sole Member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes, but has recorded its allowed share of state taxes under the Company's Administrative Services Agreement (as defined in Note 8).

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts using the monthly average exchange rate. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in principal transactions in the statement of operations and amounted to approximately $51,000 for the year ended December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Due from Brokers

In the ordinary course of business, all of the Company's proprietary securities transactions, money balances and security positions are transacted through clearing firms who, in some cases, act as brokers. The Company is subject to credit risk to the extent any of these third parties with whom it conducts business is unable to fulfill its contractual obligations. Additionally, in the ordinary course of business, the Company grants to these third parties security interests in amounts due from brokers and in securities held with them or otherwise in their possession or control, to secure obligations to them or their affiliates. In addition, the Company's clearing firms may grant a security interest in the Company's collateral to exchanges or other third parties to secure their obligations to such third parties.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2011:

Furniture and office equipment	$	34,433
Computer equipment		9,486
Leasehold improvements		3,740
		47,659
Less accumulated depreciation and amortization		19,296
	$	28,363

Depreciation and amortization expense was approximately $8,300 for the year ended December 31, 2011.

5. Net Capital Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the net capital requirements prescribed by Rule 15c3-1 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, which requires the Company to have and maintain, at all times, a minimum net capital of at least $100,000 or the amount required under Exchange Act Rule 15c3-1. As a market maker, the Company must maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by the Company during the 30 days immediately preceding the computation date. Under no circumstances shall the Company have net capital less than $100,000 as required by the provisions of the Exchange Act Rule 15c3-1(a), or be required to maintain net capital of more than $1,000,000. The Company does not permit its ratio of aggregate indebtedness to net capital to exceed 15 to 1.

5. Net Capital Requirement (continued)

In accordance with Exchange Act Rule 15c3-1, no equity capital of the Company may be withdrawn by action of the Sole Member or through the payment of a distribution, nor may any unsecured advance or loan be made, if after giving effect thereto, the Company's net capital would be less than 120 percent of the minimum amount required to be maintained under Exchange Act Rule 15c3-1. At December 31, 2011, the Company's net capital was approximately $17,142,000, which was approximately $16,142,000 in excess of its minimum net capital requirement of $1,000,000.

6. Exemption from Exchange Act Rule 15c3-3

The Company is exempt from Exchange Act Rule 15c3-3; therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as defined therein.

7. Concentrations

Cash and Cash Equivalents and Due From Brokers

The Company maintains cash balances with certain financial institutions including clearing firms. These amounts may exceed federal or SIPC insured limits. As of December 31, 2011, the Company has not experienced any losses on these accounts. The Company's management monitors the financial condition of such financial institutions and any potential loss from these financial institutions cannot be reasonably estimated. Accordingly, the Company has not recorded an allowance in the financial statements against the carrying values of the balances held by such entities as of December 31, 2011.

8. Related Party Transactions

Pursuant to the Administrative Services Agreement, dated as of June 20, 2008, by and between the Company and the Sole Member (as amended from time to time, the "***Administrative Services Agreement***"), the Company reimburses the Sole Member for certain employee, information and technology, occupancy, professional and consulting fees, and general and administrative expenses. Expenses reimbursed by the Company to the Sole Member pursuant to the Administrative Services Agreement for the year ended December 31, 2011 were approximately $14,822,000. Amounts due to the Sole Member under the Administrative Services Agreement were approximately $1,181,000 at December 31, 2011 and are included in "due to related parties" on the Statement of Financial Condition.

9. Subsequent Events

The Company was approved as a market maker on EDGA and EDGX on January 13, 2012; however, the Company has not yet commenced trading activities or registered as a market maker in any securities on EDGA or EDGX.

The Company was approved as a Supplemental Liquidity Provider ("***SLP***") on the NYSE; however, the Company has not yet commenced quoting or trading activities as an SLP. Moreover, NYSE has not yet assigned to the Company, a group of NYSE-listed securities for SLP trading purposes.